HLS N-SAR

SUB-ITEM 77E:  Legal Proceedings

All Series of the Registrant

On February 25, 2011, Jennifer L. Kasilag, Louis Mellinger, Judith M. Menendez, Jacqueline M. Robinson, and Linda A. Russell filed a derivative lawsuit against Hartford
Investment Financial Services, LLC ("HIFSCO") (now known as Hartford Funds Distributors, LLC) on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that HIFSCO received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the 1940 Act when serving as investment manager and principal underwriter, respectively, to the Hartford retail mutual funds. Although this action was purportedly filed on behalf of certain of the Hartford Funds, none of the Hartford Funds is itself a defendant to the suit. HIFSCO moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In
November 2011, plaintiffs filed an amended complaint on behalf of certain Hartford retail mutual funds, The Hartford Global Health Fund (now known as The Hartford Healthcare
Fund), The Hartford Conservative Allocation Fund, The
Hartford Growth Opportunities Fund, The Hartford Inflation
Plus Fund, The Hartford Advisers Fund (now known as The Hartford Balanced Fund), and The Hartford Capital
Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between HIFSCO and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation HIFSCO received, in addition to lost earnings. HIFSCO filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fees claims. In March 2014, the plaintiffs filed a new complaint that, among other things, added as new plaintiffs The
Hartford Floating Rate Fund and The Hartford Small
Company Fund and named as a defendant Hartford Funds
Management Company, LLC ("HFMC"), which assumed the role as investment manager to the funds as of January 2013.
In June 2015, HFMC and HIFSCO moved for summary judgment, and plaintiffs cross-moved for partial summary judgment with respect to The Hartford Capital Appreciation Fund. In March 2016, the court, in large part, denied summary judgment for all parties. The court granted judgment for HFMC and HIFSCO with respect to all claims made by The Hartford Small Company Fund and certain claims made by The Hartford Floating Rate Fund. The court further ruled that the appropriate measure of damages on the surviving claims is the difference, if any, between the actual advisory fees paid through trial and those that could have been paid under the applicable legal standard. A bench trial on the issue of liability was held in November 2016. On February 28, 2017, the court granted judgment for HIFSCO and HFMC as to all claims. On March 23, 2017, plaintiffs appealed to the United States Court of Appeals for the Third Circuit.